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SECURI 13014536 ION

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SEC MAIL PROCESSING SECTION
RECEIVED
JUL 2 9 2013
WASH, D.C.
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CONVERGENT SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Brickell Avenue, Suite 1100
(No. and Street)

Miami (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Stegawski (800) 750-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rubio CPA, P.C.
(Name – *if individual, state last, first, middle name*)

900 Circle Parkway, Suite 1100, Atlanta, GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 7/31

DD 8/6/13

RW 8/15

OATH OR AFFIRMATION

I, Michael Stegawski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Convergent Securities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A.

Signature

Chief Financial Officer

Title

Notary Public State of Florida
Maria Wilson
My Commission EE145308
Expires 11/09/2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
Financial Statements
For the Year Ended
December 31, 2012
With
Independent Auditor's Report

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Member of
Convergent Securities, LLC
(A Development Stage Company)

Report on the Financial Statements

We have audited the accompanying financial statements of Convergent Securities, LLC which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, member's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Convergent Securities, LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

July 17, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
BALANCE SHEET
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$	14,766
Other assets		1,193
Total assets	$	15,959

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	-
MEMBER'S EQUITY		
Paid-in-equity		33,000
Deficit accumulated during the development stage		(17,041)
		15,959
Total liabilities and member's equity	$	15,959

The accompanying notes are an integral part of these financial statements.

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

REVENUES	
Referral fees	$ 7,080
GENERAL AND ADMINISTRATIVE EXPENSES	
Occupancy	779
Other operating expenses	8,781
	9,560
NET (LOSS)	(2,480)
NET LOSS IN PRIOR PERIODS	(14,561)
CUMULATIVE NET LOSS SINCE INCEPTION	$ (17,041)

The accompanying notes are an integral part of these financial statements.

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

	2012	From Inception
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$ (2,480)	$ (17,041)
Adjustments to reconcile net loss to net cash used by operations:		
Increase in other assets	(471)	(1,193)
NET CASH USED BY OPERATING ACTIVITIES:	(2,951)	(18,234)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions by member	5,000	33,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,000	33,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,049	14,766
CASH AND CASH EQUIVALENTS:		
Beginning of year	12,717	-
End of year	$ 14,766	$ 14,766

The accompanying notes are an integral part of these financial statements.

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2012

	2012	From Inception
Balance, beginning of period	$ 13,439	$ -
Net (loss)	(2,480)	(17,041)
Contributions from member	5,000	33,000
Balance, December 31, 2012	$ 15,959	$ 15,959

The accompanying notes are an integral part of these financial statements.

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Convergent Securities, LLC ("Convergent Securities" or the "Company"), is a Georgia Limited Liability Company registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The broker-dealer is registered to conduct business in the private placement of securities and merger and acquisition advisory activities. Although the products the Company sells would not qualify and the Company does not hold customer accounts, Convergent Securities is a member of the Securities Investor Protection Corporation or "SIPC."

During the 2012 reporting period, the Company entered into a joint venture agreement with registered securities broker-dealer Variable Investment Advisors, Inc. ("VIA") of Sioux Falls, SD. The joint venture is formed for the purpose of the development and management of an alternative trading system for automated transaction processing of restricted and control securities. VIA currently operates the Variable Investment Advisors, Inc. Alternative Trading System under the domain name of www.agstocktrade.com and the proposed joint venture, which is currently awaiting regulatory approval, would conduct business under the domain of www.liquiditymaker.com.

Development Stage: The Company's financial statements are presented as those of a development stage enterprise. Activities during the development stage primarily include further implementation of the business plan and capital contributions from its members. The Company's planned principal operations have commenced, but there has not been significant revenue therefrom. The Company's operations may be subject to significant risk and uncertainties including financial, operational, technological, regulatory and other risks associated with a development stage company, including the potential risk of business failure.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its bank accounts in high credit quality institutions. Deposits at times may exceed federally insured limits.

Income Taxes: The Company elected to be taxed as a pass-through entity. Therefore the income or losses of the Company flow through to its member and no income taxes are recorded in the accompanying financial statements.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is owned by an individual retirement account that does not file income tax returns. However, the Company's activities since inception are subject to examination by tax authorities.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Date of Management's Review – Subsequent events were evaluated through July 17, 2013, which is the date the financial statements were available to be issued.

NOTE B – NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $14,766, which was $9,766 in excess of its required net capital of $5,000 and its ratio of aggregate indebtedness to net capital was .00 to 1.0.

NOTE C – LEASES

The Company leases virtual office space under a lease that expires June 2013. Rent expense for 2012 was approximately $800.

CONVERGENT SECURITIES, LLC
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE D – CONCENTRATIONS

All revenues earned during 2012 were from transactions with a single entity.

NOTE E – RELATED PARTIES

All outstanding membership interests of the Company are held by Stegawski IRA, LLC, a Georgia limited liability company under the control of Michael Stegawski. As of October 11, 2010, one-half of the membership interests of the Company were transferred from Conrad Stegawski to Stegawski IRA, LLC for the payment of ten dollars ($10.00) and other good and valuable consideration. The membership interests may be repurchased by Conrad Stegawski upon the payment of ten dollars ($10.00) and Conrad Stegawski having registered with the Company.

The Company has not recognized any expenses as a result of an expense assumption agreement entered into with a related party. The expense assumption agreement provided for recognition of a pro-rata allocation of certain expenses based upon revenues earned between the Company and a related party. During 2012, the expense assumption agreement was terminated in its entirety.

SUPPLEMENTAL INFORMATION

SCHEDULE I
CONVERGENT SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:

Total member's equity	$ 15,959
Less nonallowable assets	
Other assets	(1,193)
Net capital before haircut	14,766
Less haircuts	-
Net capital	14,766
Less required net capital	(5,000)
Excess net capital	$ 9,766
Aggregate indebtedness	$ -
Percentage of aggregate indebtedness to net capital	-

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012

There is no significant difference between net capital as reported in Part A of the Form X-17a-5 and net capital as reported above.

CONVERGENT SECURITIES, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the rule.

SCHEDULE IV
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS AND GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2012

The broker dealer had no subordinated liabilities during 2012.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Member
Convergent Securities, LLC
(A Development Stage Company)

In planning and performing our audit of the financial statements of Convergent Securities, LLC, for the year ended December 31, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Convergent Securities, LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended December 31, 2012 and this report does not affect our report thereon dated July 17, 2013.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we

believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

July 17, 2013
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

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C17H15561743
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$1.52⁰
07/22/2013
Mailed From 33308
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CONVERGENT
SECURITIES
1111 Brickell Avenue • Suite 1100 • Miami, FL 33131

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

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